UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Metromile, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

591697107

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00401C108	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,463,753
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,463,753

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 00401C108	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,463,753
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,463,753

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 00401C108	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,463,753
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,463,753

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 00401C108	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,463,753
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,463,753

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on December 13, 2021, (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	source and amount of funds or other consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 34,935 Shares reported herein on behalf of Magnetar Capital Master Fund, Ltd have come directly from the assets of Magnetar Capital Master Fund, Ltd, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of Magnetar Capital Master Fund, Ltd was $36,209.60 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the 13D with the SEC on December 13, 2021, the Reporting Persons sold 373,416 Shares between March 25, 2022 and May 26, 2022 reported herein which consists of 246,112 Shares sold for the benefit of Constellation Fund, 84,213 Shares sold for the benefit of PRA Master Fund and 43,091 Shares sold for the benefit of the Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)               As of the close of business May 26, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,463,753 Shares, which consisted of (i) 34,935 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,895,655 Shares held for the benefit of PRA Master Fund, (iii) 1,824,230 Shares held for the benefit of Constellation Fund; (iv) 708,933 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.95% of the Shares.

(b)               As of the close of business May 26, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 6,463,753 Shares, which consisted of (i) 34,935 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,895,655 Shares held for the benefit of PRA Master Fund, (iii) 1,824,230 Shares held for the benefit of Constellation Fund; (iv) 708,933 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.95% of the Shares.

(c)               Except as set forth on Schedule A attached hereto, the Funds had no transactions since the filing of the Schedule 13D on December 13, 2021 through the close of business on May 25, 2022. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

(d)               Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on May 26, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
05/19/2022	34,935	1.03649	(3)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $1.03649 per share, at prices ranging from $1.02 to $1.045 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
03/25/2022	(23,800)	1.25307	(3)
03/28/2022	(23,800)	1.26771	(4)
03/29/2022	(12,100)	1.43362	(5)
03/30/2022	(12,300)	1.41513	(6)
03/31/2022	(12,213)	1.35787	(7)
05/06/2022	(16,732)	0.97306	(8)
05/09/2022	(16,515)	0.89991	(9)
05/10/2022	(16,457)	0.87493	(10)
05/11/2022	(16,271)	0.84821	(11)
05/12/2022	(16,393)	0.86473	(12)
05/13/2022	(16,310)	1.00782	(13)
05/16/2022	(16,397)	0.96823	(14)
05/17/2022	(16,380)	0.97735	(15)
05/18/2022	(16,363)	0.98774	(16)
05/19/2022	(16,382)	1.02140	(17)
05/20/2022	(16,398)	1.01526	(18)
05/23/2022	(16,412)	0.99537	(19)
05/24/2022	(20,701)	0.95057	(20)
05/25/2022	(20,701)	0.99371	(21)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $1.25307 per share, at prices ranging from $1.22 to $1.3 per share.

(4) Reflects a weighted average sale price of $1.26771 per share, at prices ranging from $1.24 to $1.31 per share.

(5) Reflects a weighted average sale price of $1.43362 per share, at prices ranging from $1.35 to $1.47 per share.

(6) Reflects a weighted average sale price of $1.41513 per share, at prices ranging from $1.35 to $1.48 per share.

(7) Reflects a weighted average sale price of $1.35787 per share, at prices ranging from $1.315 to $1.45 per share.

(8) Reflects a weighted average sale price of $0.97306 per share, at prices ranging from $0.97306 to $0.97306 per share.

(9) Reflects a weighted average sale price of $0.89991 per share, at prices ranging from $0.87 to $0.9362 per share.

(10) Reflects a weighted average sale price of $0.87493 per share, at prices ranging from $0.7902 to $0.96 per share.

(11) Reflects a weighted average sale price of $0.84821 per share, at prices ranging from $0.811 to $0.914 per share.

(12) Reflects a weighted average sale price of $0.86473 per share, at prices ranging from $0.7832 to $0.925 per share.

(13) Reflects a weighted average sale price of $1.00782 per share, at prices ranging from $0.933 to $1.0575 per share.

(14) Reflects a weighted average sale price of $0.96823 per share, at prices ranging from $0.9201 to $1.03 per share.

(15) Reflects a weighted average sale price of $0.97735 per share, at prices ranging from $0.9221 to $1.02 per share.

(16) Reflects a weighted average sale price of $0.98774 per share, at prices ranging from $0.96 to $1.0223 per share.

(17) Reflects a weighted average sale price of $1.02140 per share, at prices ranging from $1.02 to $1.045 per share.

(18) Reflects a weighted average sale price of $1.01526 per share, at prices ranging from $0.9801 to $1.07 per share.

(19) Reflects a weighted average sale price of $0.99537 per share, at prices ranging from $0.9598 to $1.02 per share.

(20) Reflects a weighted average sale price of $0.95057 per share, at prices ranging from $0.8911 to $0.9882 per share.

(21) Reflects a weighted average sale price of $0.99371 per share, at prices ranging from $0.9101 to $1.02 per share